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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)(1)

                                  VOXWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92906L105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 Thomas J. Drury
                      President and Chief Executive Officer
                                  Voxware, Inc.
                            168 Franklin Corner Road
                         Lawrenceville, New Jersey 08648
                                  609-514-4100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

                                                                    ------

                                                                    ------

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


-----------------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------                                ------------------------
 CUSIP NO. 92906L501                  13D                PAGE 2 OF 7
------------------------                                ------------------------


--------- ----------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas J. Drury, Jr.
--------- ----------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) _________
                                                              (b) _________

--------- ----------------------------------------------------------------------
    3       SEC USE ONLY

--------- ----------------------------------------------------------------------
    4       SOURCE OF FUNDS* (SEE INSTRUCTIONS)

            PF
--------- ----------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __________

--------- ----------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------- --------- -------------------------------------------------
                         7       SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                  375,654
  OWNED BY EACH      --------- -------------------------------------------------
 REPORTING PERSON        8       SHARED VOTING POWER
       WITH
                                 0
                     --------- -------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 375,654
                     --------- -------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
-------------------- --------- -------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            375,654 - Mr. Drury is reporting beneficial ownership of 375,654 shares based on (i) an additional grant of an option on July 15, 2005, to purchase 3,000,000 shares of the Issuer's common stock;
            (ii) the August 2005 private placement by the Issuer of 206,249,997 shares of its common stock and simultaneous conversion of all outstanding shares of its Series D Convertible Preferred Stock (649,016,089 shares) into shares of common stock (649,016,089 shares), thereby diluting Mr. Drury's beneficial interest in the Issuer from 47.9% to 5.7%; and (iii) the December 12, 2005, 1-for-150 reverse split of common stock by the Issuer.

--------- ----------------------------------------------------------------------
   12       CHECK IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)*    __________

--------- ----------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%
--------- ----------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN
--------- ----------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------                                ------------------------
 CUSIP NO. 92906L501                  13D                PAGE 3 OF 7
------------------------                                ------------------------


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

        This Amendment No. 2 amends the Statement on Schedule 13D/A filed on February 14, 2005, by and on behalf of Thomas J. Drury (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of the Issuer. This Statement, as amended by this Amendment No. 2, is referred to herein as "Schedule 13D." This Schedule 13D is being filed to report the following:

        On July 15, 2005, the Issuer granted Mr. Drury an option to purchase 3,000,000 shares of its Common Stock in connection with its 2004 bonus plan.

        On August 11 and August 22, 2005, the Issuer conducted a private placement of 206,249,997 shares of Common Stock, at which time all issued and outstanding shares of the Issuer's Series D Convertible Preferred Stock (649,016,089 shares) were converted into Common Stock (649,016,089 shares), thereby diluting Mr. Drury's beneficial interest from 47.95 to 5.7%. Whereas on July 31, 2005, there were 79,053,515 shares of Common Stock outstanding, on August 31, 2005, there were 936,277,855 shares of Common Stock outstanding and 0 shares of preferred stock (of any series) issued and outstanding.

        On December 12, 2005, the Issuer effected a 1-for-150 reverse split of all its Common Stock. Prior to the reverse split, there were 939,933,222 shares of Common Stock issued and outstanding. After the reverse split, there are 6,262,844 shares of Common Stock issued and outstanding as of December 31, 2005.

ITEM 4. PURPOSE OF TRANSACTION

        On July 15, 2005, the Issuer granted Mr. Drury an option to purchase 3,000,000 shares of its common stock in connection with its 2004 bonus plan. Although Mr. Drury is reporting beneficial ownership of the entire grant at this time, such option becomes exercisable as to 1/16th of the option at the end of each three-month period of employment with the Issuer thereafter. Mr. Drury is expected to use personal funds in the event that such option is exercised.

------------------------                                ------------------------
 CUSIP NO. 92906L501                  13D                PAGE 4 OF 7
------------------------                                ------------------------


        On August 11 and August 22, 2005, the Issuer conducted a private placement of 206,249,997 shares of its Common Stock and simultaneous conversion of all outstanding shares of the its Series D Convertible Preferred Stock (649,018,089 shares) into shares of Common Stock (649,016,089 shares), thereby diluting Mr. Drury's beneficial interest in the Issuer from 47.9% to 5.7%.

        On December 12, 2005, the Issuer effected a 1-for-150 reverse split of all its Common Stock.

        Mr. Drury does not have any plans that would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

------------------------                                ------------------------
 CUSIP NO. 92906L501                  13D                PAGE 5 OF 7
------------------------                                ------------------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Mr. Drury is the beneficial owner of 375,654 shares of the Issuer's Common Stock. Mr. Drury is reporting beneficial ownership of 375,654 shares based on (i) an additional grant of an option on July 15, 2005, to purchase 3,000,000 shares of the Issuer's common stock; (ii) the August 2005 private placement by the Issuer of 206,249,997 shares of its common stock and simultaneous conversion of all outstanding shares of its Series D Convertible Preferred Stock (649,016,089 shares) into shares of common stock (649,016,089 shares), which diluted Mr. Drury's beneficial interest in the Issuer from 47.9% to 5.7%; and (iii) the December 12, 2005, 1-for-150 reverse split of common stock by the Issuer. Mr. Drury is reporting the entire option grant on this
Schedule 13D, although such option is exercisable as to 1/16th of the option at the end of each three-month period of employment with the Issuer thereafter.

        (b) Regarding the number of shares as to which such person has:

        (i)  sole power to vote or to direct the vote:                   375,654
                                                                         -------
        (ii) shared power to vote or to direct the vote:                     0
                                                                         -------
        (iii)    sole power to dispose or to direct the disposition:     375,654
                                                                         -------
        (iv) shared power to dispose or to direct the disposition:           0
                                                                         -------

        (c) Except as set forth above, Mr. Drury has not effected any transaction in the Issuer's Common Stock during the last 60 days.

        (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Drury.

        (e) Not applicable.

------------------------                                ------------------------
 CUSIP NO. 92906L501                  13D                PAGE 6 OF 7
------------------------                                ------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On July 15, 2005, the Issuer granted Mr. Drury an option, pursuant to the Incentive Stock Option Agreement dated July 15, 2005 by and between the Issuer and Thomas J. Drury, Jr., to purchase 3,000,000 shares of the Issuer's Common Stock. Mr. Drury is reporting beneficial ownership of 375,654 shares based on (i) an additional grant of an option on July 15, 2005, to purchase 3,000,000 shares of the Issuer's common stock; (ii) the August 2005 private placement by the Issuer of 206,249,997 shares of its common stock and simultaneous conversion of all outstanding shares of its Series D Convertible Preferred Stock (649,016,089 shares) into shares of common stock (649,016,089 shares), thereby diluting Mr. Drury's beneficial interest in the Issuer from 47.9% to 5.7%; and (iii) the December 12, 2005, 1-for-150 reverse split of common stock by the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        (a) Attached hereto as Exhibit A is the Incentive Stock Option Agreement dated July 15, 2005 by and between the Issuer and Thomas J. Drury, Jr.

------------------------                                ------------------------
 CUSIP NO. 92906L501                  13D                PAGE 7 OF 7
------------------------                                ------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 7, 2006
                                         ---------------------------------------
                                                           Date

                                                /s/ Thomas J. Drury, Jr.
                                         ---------------------------------------
                                                         Signature
                                                    Thomas J. Drury, Jr.
                                                     President and CEO
                                         ---------------------------------------
                                                        Name/Title


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                          FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

                                                                       Exhibit A


                                  VOXWARE, INC.

                        Incentive Stock Option Agreement
                     GRANTED UNDER 2003 STOCK INCENTIVE PLAN

1.      GRANT OF OPTION.

        This agreement evidences the grant by Voxware, Inc., a Delaware corporation (the "Company"), on July 15, 2005 (the "Grant Date") to Thomas J. Drury, Jr., an employee of the Company (the "Participant"), of an option to purchase, in whole or in part, on the terms provided herein and in the Company's 2003 Stock Incentive Plan (the "Plan"), a total of 3,000,000 shares (the "Shares") of Common Stock, $0.001 par value per share, of the Company ("Common Stock") at $0.032 per Share. Unless earlier terminated, this option shall expire at 5:00 p.m., Eastern time, on July 15, 2015 (the "Final Exercise Date").

        It is intended that the option evidenced by this agreement shall be, to the extent permitted under applicable law, an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code"). Except as otherwise indicated by the context, the term "Participant", as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.

2.      VESTING SCHEDULE.

        This option will become exercisable ("vest") 6.25% of the original number of Shares at the end of each successive three-month period following the Grant Date, until the fourth anniversary of the Grant Date..

        The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof or the Plan.

3.      EXERCISE OF OPTION.

        (a) FORM OF EXERCISE. Each election to exercise this option shall be in writing, signed by the Participant, and received by the Company at its principal office, accompanied by this agreement, and payment in full in the manner provided in the Plan, including, without limitation, all of the provisions of Section 5(f) of the Plan. In addition, when the Common Stock is registered under the Securities Exchange Act of 1934, as amended, payment may be made by the Participant by delivery of shares of Common Stock owned by the Participant valued at their fair market value as determined by (or in a manner approved by) the Board in good faith, provided (i) such method of payment is then permitted under applicable law and (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant (including shares of Common Stock acquired in connection with the exercise of this option). The Participant may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share.

        (b) CONTINUOUS RELATIONSHIP WITH THE COMPANY REQUIRED. Except as otherwise provided in this Section 3, this option may not be exercised unless the Participant, at the time he or she exercises this option, is, and has been at all times since the Grant Date, an employee or officer of, or consultant or advisor to, the Company or any parent or subsidiary of the Company as defined in
Section 424(e) or (f) of the Code (an "Eligible Participant").

        (c) TERMINATION OF RELATIONSHIP WITH THE COMPANY. If the Participant ceases to be an Eligible Participant for any reason, then, except as provided in paragraphs (d) and (e) below, the right to exercise this option shall terminate six months after such cessation (but in no event after the Final Exercise Date), PROVIDED THAT this option shall be exercisable only to the extent that the Participant was entitled to exercise this option on the date of such cessation. Notwithstanding the foregoing, if the Participant, prior to the Final Exercise Date, violates the non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company, the right to exercise this option shall terminate immediately upon written notice to the Participant from the Company describing such violation.

        (d) EXERCISE PERIOD UPON DEATH OR DISABILITY. If the Participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Final Exercise Date while he or she is an Eligible Participant and the Company has not terminated such relationship for "cause" as specified in paragraph (e) below, this option shall be exercisable, within the period of one year following the date of death or disability of the Participant, by the Participant (or in the case of death by an authorized transferee), PROVIDED THAT this option shall be exercisable only to the extent that this option was exercisable by the Participant on the date of his or her death or disability, and further provided that this option shall not be exercisable after the Final Exercise Date.

        (e) DISCHARGE FOR CAUSE. If the Participant, prior to the Final Exercise Date, is discharged by the Company for "Cause" (as defined in the Employment Agreement between the Company and the Participant dated March 3, 2004 (the "Employment Agreement")), the right to exercise this option shall terminate on the date that is one month following the effective date of such discharge. The Participant shall be considered to have been discharged for "Cause" if the Company determines, within 30 days after the Participant's resignation, that discharge for Cause was warranted.

4.      TAX MATTERS.

        (a) WITHHOLDING. No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

        (b) DISQUALIFYING DISPOSITION. If the Participant disposes of Shares acquired upon exercise of this option within two years from the Grant Date or one year after such Shares were acquired pursuant to exercise of this option, the Participant shall notify the Company in writing of such disposition.

        (c) TAXATION UPON EXERCISE OF OPTION. To the extent that this Option is not an incentive stock option, the Participant understands that, upon exercise of this Option, the Participant will recognize income for tax purposes in an amount equal to the excess of the then fair market value of the Shares over the exercise price. Upon a resale of such Shares by the Participant, any difference between the sale price and the fair market value of the Shares on the date of exercise of the option will be treated as capital gain or loss.

        (d) TAX CONSEQUENCES. The Participant understands that any of the foregoing references to taxation are based on federal income tax laws and regulations now in effect. The Participant has reviewed with the Participant's own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement. The Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Participant understands that the Participant (and not the Company) shall be responsible for the Participant 's own tax liability that may arise as a result of the transactions contemplated by this Agreement.

        (e) WITHHOLDING TAXES. To the extent applicable, no Shares will be issued pursuant to the exercise of this Option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

5.      NONTRANSFERABILITY OF OPTION.

        This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant.

6.      EFFECT OF CHANGE OF CONTROL ON VESTING.

        Upon a Change of Control, other than a Management Buy Out, as such terms are defined in the Employment Agreement, the unvested portion of the Option shall immediately vest in a pro rata percent equal to the portion of the Option which would have otherwise vested within the twenty-four (24) month period following the Change of Control (assuming the Participant would have remained employed) and become exercisable by the Participant. Thereafter, any unvested stock options shall continue to vest at the same rate they vested in prior to the Change of Control, so long as the Participant remains employed. In addition, if Participant's employment is terminated within six months following a Change of Control or if Good Reason (as defined in the Employment Agreement) occurs within six months following a Change of Control, regardless of whether or not Participant terminates his employment, the entire remaining unvested portion of the Option shall become vested and immediately exercisable by Participant.

7.      PROVISIONS OF THE PLAN.

        This option is subject to the provisions of the Plan, a copy of which is furnished to the Participant with this option.

        IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

                                             Voxware, Inc.

Dated:       8/25/05                         By:  /s/ Joseph A. Allegra
       --------------------                     --------------------------------
                                                Name:  Joseph A. Allegra
                                                Title: Chairman
                                                       Board of Directors